

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2020

Andrew Drechsler
Chief Financial Officer
Provention Bio, Inc.
P.O. Box 666
Oldwick, New Jersey 08858

      Re: Provention Bio, Inc.
           Form 10-K for the fiscal year ended December 31, 2019
           Filed March 12, 2020
           File No. 001-38552

Dear Mr. Drechsler:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences